Exhibit 99.1

IM Cannabis Signs Non-Binding Term Sheet to Acquire 60% Stake in Innovative Quantum Computing Bio Data Company for Up to $54 Million

TORONTO and GLIL YAM, Israel, October 23, 2025 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a leading medical cannabis company with operations in Israel and Germany, today announced the signing of a non-binding indicative term sheet for a proposed securities exchange agreement to acquire a 60% equity interest in a pioneering quantum computing bio data company (“The Target Company“) for aggregate consideration of up to $54 million.

The Target Company specializes in utilizing quantum computing principles to store, manipulate, and analyze BIO data more efficiently than current technologies, offering groundbreaking advancements in biological data processing and analytics.

Key Terms and Conditions

Under the terms of the term sheet, aggregate consideration of up to $54 million, would be payable in a combination of cash, IMC shares, and potential earn-out payments tied to agreed performance milestones.

The proposed transaction remains subject to the completion of due diligence, negotiation and execution of definitive agreements, receipt of all required corporate and regulatory approvals, and other customary closing conditions. There can be no assurance that any definitive agreement will be entered into or that the transaction will be completed on the terms described, or at all.

This term sheet follows the Company’s decision to explore the introduction of additional business activities, with the goal of enhancing long-term growth opportunities and creating further shareholder value.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the Company advancing its strategy; the Company exploring additional business activities; the Company’s goal of enhancing long-term growth opportunities and creating further shareholder value; the Company and the Target Company’s ability to complete the proposed transaction; the expected terms of the proposed transaction, the number of securities of the Company that may be issued in connection with the proposed transaction; the ability of the Company and the Target Company to receive the requisite corporate and regulatory approvals having jurisdiction in connection with the proposed transaction; and the signing of a definitive agreement between the Company and the Target Company.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements for the proposed transaction; the failure of the Company and the Target Company to sign on a definitive agreement; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company and or the Target Company operates; risks associated with potential governmental and/or regulatory action with respect to the Company’s and/or the Target Company’s operations; the Company’s inability to complete the Proposed Transaction; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfill the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war Israel is facing; its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the Company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; the Company being unable to advance its strategy; the Company not exploring additional business activities; the Company being unable to meet its goal of enhancing long-term growth opportunities and/or creating further shareholder value; the Company being unable to amplify its commercial and/or brand power; and the Company failing to become a global high-quality cannabis player.

Readers are cautioned that the foregoing list is not exhaustive. Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com